Exhibit 9.2

                          UNAUDITED PRO FORMA CONDENSED
                          COMBINED FINANCIAL STATEMENTS

On February 7, 2005, Resolve Staffing, Inc., entered into an equity purchase agreement ("Agreement"), to purchase ELS Personnel Services ("ELS") (the "Combination") from Employee Leasing Services, Inc., ("ELS Inc."), a privately-held company located in Cincinnati, Ohio. The Company's Chief Executive Officer and director, Ronald Heineman, is a principal shareholder, officer and director of ELS.

Pursuant to the equity purchase agreement, Resolve acquired the ownership interest in the group of companies which comprised ELS, (Employee Leasing Services, LLC, Five Star Staffing, Inc., Five Star Staffing (NY), Inc., and American Staffing Resources, Ltd.) comprising a total of 10 temporary employee staffing locations.

The aggregate purchase price was $1,630,000, including 13,000,000 shares of Resolve's restricted common stock valued at $130,000 based on management's estimate of the fair value of the restricted common stock, and a demand promissory note in the principal amount of $1,500,000, which accrues interest at the rate of 10% per annum. The agreement does not specify any contingent payments, options or other commitments.

Because the owners of ELS held approximately 90% of Resolve's outstanding common stock after the Combination, as well as the Company's analysis of the other criteria used for determining which entity is the accounting acquirer under SFAS No. 141, ELS is deemed to be the acquiring company for accounting purposes and the Combination has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. The audited financial statements of Resolve for each of the two years ended December 31, 2004 and 2003 are included in the Resolve Staffing, Inc. Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission (the "SEC"). The audited financial statements of the entities which comprised the temporary staffing division of ELS, Inc. for the two years ended December 31, 2004 and 2003, or such time as the entity was under the control of ELS, Inc. through December 31, 2004 are attached as an exhibit to this Form 8-K/A.

Under this method of accounting, the combined company will allocate the purchase price to the fair value of assets of Resolve deemed to be acquired, including identifiable intangible assets and goodwill. The purchase price allocation is subject to revision when the combined company obtains additional information regarding asset valuation. The unaudited pro forma condensed combined financial statements are based on respective historical consolidated financial statements included in this Form 8-K/A and the audited financial statements of Resolve for each of the two years ended December 31, 2004 and 2003 which are included in the Resolve Staffing, Inc. Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 assumes the merger took place on January 1, 2004. The unaudited pro forma condensed combined balance sheet assumes the merger took place on December 31, 2004. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 combines Resolve's historical statement of operations for the year ended December 31, 2004 with the historical financial statements of the ELS entities for the year ended December 31, 2004 or such time as the entity was under the control of ELS, Inc. through December 31, 2004. The unaudited pro forma condensed combined balance sheet combines Resolve's historical balance sheet as of December 31. 2004 with historical balance sheets of the ELS entities as of December 31, 2004.

The unaudited pro forma condensed combined financial statements data is based on estimates and assumptions described in the notes to them. This data is presented for information purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Resolve that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Resolve.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the related notes included in this Form 8-K/A and the audited financial statements of Resolve which are are included in the Resolve Staffing, Inc. Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission and the audited financial statements of the ELS entities which are attached as exhibits to this Form 8-K/A. The unaudited pro forma condensed combined financial statements are not necessarily indicative of what the actual results of operations and financial position would have been had the merger taken place on January 1, 2004 or December 31, 2004, and do not indicate future results of operations or financial position.

Resolve Staffing, Inc.
Pro Forma Balance Sheet as of December 31, 2004

                                                            Historical
                               ----------------------------------------------------------------------------
                                 Employee                                       American
                                  Leasing      Five Star       Five Star        Staffing        Resolve      Pro Forma
                               Services, LLC Staffing, Inc. Staffing (NY), InResources, Ltd. Staffing, Inc. Adjustments    Total
                               ----------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents        $ 46,996            $ -         $ 20,171      $ 8,189       $ 6,108            $ -       $ 81,464
Accounts receivable, net          459,020        401,063          131,663       47,441       165,925              -      1,205,112
Accounts Receivable, other              -              -            7,945            -             -              -          7,945
Advances to employees               5,373          2,083              100            -             -              -          7,556
Prepaid Expenses                   15,429        398,637           27,979        3,285        11,675              -        457,005
Note receivable related party           -        560,193                -            -                     (560,193) b           -
                               ----------------------------------------------------------------------------------------------------

     Total Current Assets         526,818      1,361,976          187,858       58,915       183,708       (560,193)     1,759,082
                               ----------------------------------------------------------------------------------------------------

Property and Equipment             19,268        252,797           40,232            -        44,652              -        356,949
less accumulated depreciation     (10,994)      (132,726)         (18,622)           -       (28,838)             -       (191,180)
                               ----------------------------------------------------------------------------------------------------

     Net Property & Equipment       8,274        120,071           21,610            -        15,814              -        165,769
                               ----------------------------------------------------------------------------------------------------

Other Assets

Deposits                            3,049          8,943            9,485            -             -              -         21,477
Goodwill                                -              -          640,000            -             -      1,909,556  a   2,549,556
Non Compete                             -              -                -            -             -                             -
                               ----------------------------------------------------------------------------------------------------
                                                                                                                                 -
     Total Other Assets             3,049          8,943          649,485            -             -      1,909,556      2,571,033
                               ----------------------------------------------------------------------------------------------------

Total Assets                    $ 538,141    $ 1,490,990        $ 858,953     $ 58,915     $ 199,522    $ 1,349,363    $ 4,495,884
                               ====================================================================================================

Resolve Staffing, Inc.
Pro Forma Balance Sheet as of December 31, 2004

                                                               Historical
                               ----------------------------------------------------------------------------
                                 Employee                                       American
                                  Leasing      Five Star       Five Star        Staffing        Resolve      Pro Forma
                               Services, LLC Staffing, Inc. Staffing (NY), InResources, Ltd. Staffing, Inc. Adjustments    Total
                               ----------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS'
(DEFICIT)/EQUITY
Accounts Payable                       $ 820       $ 18,271     $ 12,191     $ 6,463      $ 87,120            $ -        $ 124,865
Bank Overdraft                             -         37,871            -           -             -              -           37,871
Accrued salaries and payroll
 taxes                                33,547         71,704       17,512      10,009        21,217              -          153,989
Accrued other expenses                81,446        170,232        8,210       2,608             -              -          262,496
Note Payable                               -        125,621            -           -        89,100              -          214,721
Lines of credit                            -        400,000            -           -             -              -          400,000
Note payable related party         1,291,062              -      149,227      43,937       281,641      1,089,808  a,b,c 2,855,675
                               ----------------------------------------------------------------------------------------------------

     Total Current Liabilities     1,406,875        823,699      187,140      63,017       479,078      1,089,808        4,049,617
                               ----------------------------------------------------------------------------------------------------

Long Term Liabilities

Note Payable                               -        393,556            -           -             -              -          393,556
                               ----------------------------------------------------------------------------------------------------

Total Long Term Liabilities                -        393,556            -           -             -              -          393,556
                               ----------------------------------------------------------------------------------------------------

Stockholders' (Deficit) Equity

Common stock                               -            100           10           -           154          1,190  a         1,454
Paid in capital                            -            937      989,951           -     1,161,387     (1,032,732) a     1,119,543
Members' capital / Retained
 earnings                           (868,734)       272,698     (318,148)     (4,102)   (1,441,097)     1,291,097  a,c  (1,068,286)
                               ----------------------------------------------------------------------------------------------------

Total Stockholders' (Deficit)
 Equity                             (868,734)       273,735      671,813      (4,102)     (279,556)       259,555           52,711
                               ----------------------------------------------------------------------------------------------------

Total Liabilities and
 Stockholders' (Deficit) Equity    $ 538,141    $ 1,490,990    $ 858,953    $ 58,915     $ 199,522    $ 1,349,363       $4,495,884
                               ====================================================================================================

Resolve Staffing, Inc.
Pro Forma Statement of Operations for the Year Ended December 31, 2004

                                                              Historical
                               ----------------------------------------------------------------------------
                                 Employee                                       American
                                  Leasing      Five Star       Five Star        Staffing        Resolve      Pro Forma
                               Services, LLC Staffing, Inc. Staffing (NY), InResources, Ltd. Staffing, Inc. Adjustments    Total
                              ------------------------------------------------------------------------------------------------------
Service Revenue                $ 2,955,831    $ 1,042,340    $ 231,737        $ 54,098   $ 1,666,897            $ -     $ 5,950,903

Cost of Services                 2,576,012        772,827      177,188          41,137     1,277,507              -       4,844,671
                              ------------------------------------------------------------------------------------------------------

Gross Margin                       379,819        269,513       54,549          12,961       389,390              -       1,106,232

Operating Expenses

Legal and professional                  29         30,631        3,744               -       159,707              -         194,111
Salaries and benefits              243,520        135,613       40,912           7,907       341,130              -         769,082
Admininstrative expenses            93,529         60,625       56,274           3,456       138,580              -         352,464
Taxes and licenses                       -          2,752            -               -        14,655              -          17,407
Rent and leases                     20,268         23,944        3,766           1,822        15,846              -          65,646
Advertising and promotion            8,610          9,049        2,996           3,878        10,319              -          34,852
Travel and entertainment             4,552             63        1,646               -         2,684              -           8,945
                              ------------------------------------------------------------------------------------------------------

Total Operating Expenses           370,508        262,677      109,338          17,063       682,921              -       1,442,507
                              ------------------------------------------------------------------------------------------------------

Income (Loss) from Operations        9,311          6,836      (54,789)         (4,102)     (293,531)             -        (336,275)

Other Expenses

Interest expense                       299         12,861            -               -        15,406        150,000  c      178,566
                              ------------------------------------------------------------------------------------------------------

Total other expenses                   299         12,861            -               -        15,406        150,000         178,566
                              ------------------------------------------------------------------------------------------------------

Net Loss                           $ 9,012       $ (6,025)   $ (54,789)       $ (4,102)   $ (308,937)    $ (150,000)     $ (514,841)
                              ======================================================================================================

Loss Per Share
Basic and Diluted                                                                            $ (0.21)       $ (0.17)        $ (0.04)
                                                                                       =============================================
Weighted Average
 Number of Shares
Outstanding used to
 Calculate Loss Per Share

Basic and Diluted                                                                          1,493,901     13,000,000      14,493,901
                                                                                       =============================================

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                          COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States after eliminating all material intercompany accounts and transactions. The acquisition is being accounted for under the purchase method of accounting.

The purchase price of Resolve is approximately $1,630,000 and is proposed to be allocated as follows:


Tangible assets                                   $ 199,522
Liabilities assumed                                 479,078
                                             ---------------
Net liabilities                                    (279,556)
Goodwill                                          1,909,556
                                             ---------------
Total purchase consideration                    $ 1,630,000
                                             ===============

Comprised of:
Note payable                                    $ 1,500,000
Stock consideration                                 130,000
                                             ---------------

Total purchase consideration                    $ 1,630,000
                                             ===============


    Common stock                                     $ (154)
    Additional paid-in capital                   (1,161,387)
    Accumulated deficit                           1,291,097
                                             ---------------
                                                  $ 129,556
                                             ---------------

Under the terms of the agreement and in accordance with SFAS No. 141, for accounting purposes, ELS has been deemed to be the acquirer. The stock and note consideration results in a purchase consideration greater than the net book value of Resolve as of December 31, 2004. This difference has been reflected as an increase in the carrying value of the acquired intangible assets. At this time, the combined Company has not completed an independent valuation and the allocation of the purchase price has not been completed. Thus, these numbers do not include the effects, if any; of adjustments that might result from the amortization of any potential identifiable intangible assets (separate from goodwill) or impairment of the goodwill recognized. In addition, the purchase price excludes any reorganization costs.

The following pro forma adjustments have been recorded to reflect the acquisition:

Condensed Combined Balance Sheet--adjustments to reflect the acquisition as if it had occurred on December 31, 2004:

      (a) The issuance of 13.0 million Resolve common shares, at a total value of $130,000 and the issuance of a note payable in the amount of $1,500,000. Excess of the fair value of purchase consideration over the fair value of the net tangible assets and identifiable intangible assets acquired. This excess has been recorded in the pro forma statements as an increase in the carrying value of the acquired intangible assets of Resolve. The final figure for intangibles and/or goodwill will be increased by any reduction in net assets at the date of closure of the acquisition. Elimination of Resolve pre-acquisition shareholders' equity, as follows:




      (b) Elimination of $560,193 of related party debt of Five Star Staffing, Inc.

      Condensed Combined Statement of Operations--adjustment to reflect the acquisition as if it had occurred on January 1, 2004:

      (c) Accrual of interest on note payable for Combination, amounting to $150,000

The unaudited pro forma condensed combined information reflects our best estimates; however the actual financial position and results of operations may differ from the pro forma amounts reflected herein because of various factors, including, without limitation, access to additional information, changes in value and changes in operating results between the date of preparation of the unaudited pro forma condensed combined financial information and the date on which the acquisition closed. However, in the opinion of management any final adjustments will not be material to the future financial position and/or results of operations of Resolve.